Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120552
Prospectus

Tech Data Corp.

Offer to Exchange

2.0% Convertible Subordinated Debentures due 2021

The Exchange Offer:

•	The expiration time of the exchange offer is midnight, New York City time, on December 14, 2004, unless extended.

•	We will issue up to $290,000,000 aggregate principal amount of 2.0% Convertible Subordinated Debentures due 2021 (the “new debentures”) in exchange for any and all outstanding 2.0% Convertible Subordinated Debentures due 2021 (the “existing debentures”), that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	Upon completion of the exchange offer, each $1,000 principal amount of existing debentures that is validly tendered and not validly withdrawn will be exchanged for $1,000 principal amount of new debentures.

•	Tenders of existing debentures may be withdrawn at any time before midnight on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to customary conditions, which we may waive.

The New Debentures:

•	The purpose of the exchange offer is to include a net share settlement feature in our new debentures. The net share settlement feature allows us to satisfy our obligation due upon conversion to holders of the new debentures in cash for a portion of the conversion obligation, reducing the share dilution associated with conversion of the new debentures. This feature also limits the dilutive impact of the new debentures on our diluted earnings per share.

•	The terms of the new debentures are substantially identical to the existing debentures, except for the following modifications:

•	Net share settlement. The new debentures will require us to settle all conversions for a combination of cash and shares, if any, in lieu of only shares. Cash paid will equal the lesser of the principal amount of the new debentures and their conversion value. Shares of our common stock will be issued if the closing sale price of our common stock exceeds the conversion price during the “applicable conversion reference period” as described herein.

•	Repurchase at option of holders. The new debentures will require us to pay only cash (in lieu of cash, shares or a combination of cash and shares) when we repurchase the new debentures at the option of holders.

•	Adjustment to conversion rate upon cash dividends or distributions and certain change in control events. The new debentures will provide for an increase in the conversion rate for holders who convert the new debentures (i) following any cash dividends or distributions and (ii) upon the occurrence of certain change in control events unless the acquirer is a public acquirer (as defined herein), in which case, at our option, the new debentures may instead become contingently convertible into the common stock of the public acquirer, subject to the net share settlement provisions described herein.

•	Contingent interest. The contingent interest payable, if any, in respect of any six-month period will be equal to 0.15% of the average of the last reported new debenture sale price during the specified period described herein.

•	Our common stock is quoted on the Nasdaq National Market under the symbol “TECD”.

       See “Risk Factors” beginning on page 11 to read about factors you should consider before tendering your existing debentures for exchange.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exclusive Dealer Manager

Banc of America Securities LLC

The date of this exchange offer prospectus is December 14, 2004.

     You should only rely on the information contained or incorporated by reference in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only and that information contained in any document incorporated by reference in this prospectus is only accurate as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

     This prospectus incorporates important business and financial information about us that is not included nor delivered with this document. This information is available without charge upon written or oral request to Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida 33760, Attention: Investor Relations, or made by telephone at (727) 539-7429.

     In order for you to receive timely delivery of the documents before the expiration of the exchange offer, we should receive your request no later than December 7, 2004. See “Where You Can Find More Information.”

SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and the audited and unaudited financial statements, including the related notes, included or incorporated by reference in this prospectus. Except as expressly indicated or unless the context otherwise requires, “Tech Data,” “we,” “our” and “us” means Tech Data Corporation, a Florida corporation, and its consolidated subsidiaries. Unless the context requires otherwise, all references to “common stock” are to our common stock, par value $0.0015 per share.

Overview of Tech Data

     Tech Data Corporation is a leading distributor of information technology (“IT”) products, logistics management and other value-added services worldwide. We serve approximately 90,000 value-added resellers (“VARs”), direct marketers, retailers, corporate resellers, and Internet resellers in approximately 80 countries throughout the United States, Europe, Canada, Latin America, the Caribbean, and the Middle East.

     We sell more than 80,000 products from the world’s leading peripheral, system and networking manufacturers and software publishers such as Adobe, Apple, Cisco, Computer Associates, Creative Labs, Epson, Hewlett-Packard, IBM, Intel, Iomega, Lexmark, Microsoft, Nortel Networks, NEC, Palm, Seagate, Sony, Symantec, 3Com, Toshiba, Viewsonic, and Western Digital. These products are typically purchased directly from the manufacturer or software publisher on a non-exclusive basis and products are generally shipped the same day the orders are received from regionally located logistics centers. By leveraging our infrastructure and logistics expertise, vendors benefit from a cost-effective alternative to selling directly to resellers or end-users. We also provide services to our vendors by giving them the opportunity to participate in a number of special promotions, training programs and marketing services targeted to the needs of our resellers.

     In addition to a strong product offering, we provide our reseller customers a high level of service through our pre- and post-sale technical support, suite of electronic commerce tools (including web order entry and electronic data interchange services), customized shipping documents, product configuration/integration services and flexible financing programs. Our ability to provide a “virtual warehouse” of products for resellers means they no longer need to hold inventory, which reduces their costs and risks associated with handling products. In addition to enabling fast reseller access to a comprehensive hardware and software offering, we frequently ship products directly to end-users on behalf of our customers, thereby reducing the resellers’ costs of storing, maintaining, and shipping the products themselves. We facilitate this approach by personalizing shipping labels and packing documents with the resellers’ brand identities (e.g., logos), marketing messages and other specialized content.

     The market for our VAR customers, representing approximately 55% - 59% of our net sales over the past three years, is attractive because VARs generally rely on distributors as their principal source of computer products and financing. Direct marketers and corporate resellers whose purchases over the last three years comprised approximately 22% - 26% and 17% - 21% of our net sales, respectively, may establish direct relationships with manufacturers and publishers for their more popular products, but utilize distributors as the primary source for other product requirements and as an alternative source for products acquired directly.

     The wholesale distribution model has proven to be well suited for both manufacturers and publishers of IT products (“vendors”) and resellers of those products. The large number of resellers makes it cost efficient for vendors to rely on wholesale distributors to serve this diverse customer base. Similarly, due to the large number of vendors and products, resellers often cannot or choose not to establish direct purchasing relationships with vendors. As a result, they frequently rely on wholesale distributors, such as Tech Data, who can leverage purchasing costs across multiple vendors to satisfy a significant portion of their product procurement, logistics, financing, marketing and technical support needs.

     Our principal offices are located at 5350 Tech Data Drive, Clearwater, Florida 33760. Our telephone number is (727) 539-7429. Our website address is www.techdata.com. Our website is not a part of this prospectus.

THE EXCHANGE OFFER

     We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your existing debentures in this offer, you should read the detailed description of the offer under “The Exchange Offer” for further information.

Purpose of the exchange offer	The purpose of the exchange offer is to include a net share settlement feature in our convertible debt obligation. The net share settlement feature allows us to satisfy our obligation due upon conversion to holders of the new debentures in cash for a portion of the conversion obligation, reducing the share dilution associated with conversion of the new debentures. This feature also limits the dilutive impact of the new debentures on our diluted earnings per share. For a description of the change, see the section of this prospectus entitled “Summary of Certain Differences between the Existing Debentures and the New Debentures.”

By committing to pay a portion of the consideration in cash upon conversion of the new debentures, we will account for the new debentures under the treasury stock equivalent method. Under this method, in each reporting period, our diluted shares outstanding will reflect only the shares issuable to settle the new debentures assuming conversion at period-end. For a more detailed description of the net share settlement feature, see “Description of the New Debentures-Conversion Settlement.”

Terms of the exchange offer	We are offering to exchange $1,000 principal amount of new debentures for each $1,000 principal amount of existing debentures accepted for exchange. You may tender all, some or none of your existing debentures.

Deciding whether to participate in the exchange offer	Neither we nor our officers or directors make any recommendation as to the exchange offer whether you should tender or refrain from tendering all or any portion of your existing debentures in the exchange offer. Further, no person has been authorized to give any information or make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. You must make your own decision whether to tender your existing debentures in the exchange offer and, if so, the aggregate amount of existing debentures to tender. You should read this prospectus and the letter of transmittal and consult with your advisers, if any, to make that decision based on your own financial position and requirements.

Expiration date; extension; termination	The exchange offer and withdrawal rights will expire at midnight, New York City time, on December 14, 2004, or any subsequent time or date to which the exchange offer is extended. We may extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your existing debentures prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer. In the case of an amendment, we will issue a press release or other public announcement. We have the right to:

•	extend the expiration date of the exchange offer and retain all tendered existing debentures, subject to your right to withdraw your tendered existing debentures; and

•	waive any condition or otherwise amend any of the terms or conditions of the exchange offer in any respect, other than the condition that the registration statement be declared effective.

Conditions to the exchange offer	The exchange offer is subject to certain conditions, including that at least 75% of the aggregate principal amount of the existing debentures are validly tendered and not withdrawn and the registration statement and any post-effective amendment to the registration statement covering the new debentures be effective under the Securities Act. See “The Exchange Offer—Conditions for Completion of the Exchange Offer.”

Withdrawal rights	You may withdraw a tender of your existing debentures at any time before the exchange offer expires by delivering a written notice of withdrawal to J.P. Morgan Trust Company, National Association, the exchange agent, before the expiration date. If you change your mind, you may retender your existing debentures by again following the exchange offer procedures before the exchange offer expires. In addition, if we have not accepted your tendered existing debentures for exchange, you may withdraw your existing debentures at any time after January 12, 2005.

Procedures for tendering outstanding existing debentures	If you hold existing debentures through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your existing debentures. Tenders of your existing debentures will be effected by book-entry transfers through The Depository Trust Company. If you hold existing debentures through a broker, dealer, commercial bank, trust company or other nominee, you may also comply with the procedures for guaranteed delivery. Please do not send letters of transmittal to us. You should send letters of transmittal to J.P. Morgan Trust Company, National Association, the exchange agent, at one of its offices as indicated under “The Exchange Offer,” at the end of this prospectus or in the letter of transmittal. The exchange agent can answer your questions regarding how to tender your existing debentures.

Accrued interest on existing debentures	Interest on the new debentures will accrue from the last interest payment date on which interest was paid on such existing debentures. Holders whose existing debentures are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the existing debentures.

Trading	Our common stock is traded on the NASDAQ National Market under the symbol “TECD.”

Information agent	Georgeson Shareholder Communications Inc.

Exchange agent	J.P. Morgan Trust Company, National Association

Dealer manager	Banc of America Securities LLC

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth or incorporated by reference in this prospectus and in the letter of transmittal.

Consequences of not exchanging existing debentures	The liquidity and trading market for existing debentures not tendered in the exchange offer could be adversely affected to the extent a significant number of the existing debentures are tendered and accepted in the exchange offer.

Fees and expenses of the exchange offer	We estimate that the approximate total cost of the exchange offer, assuming all of the existing debentures are exchanged for new debentures, will be approximately $800,000.

Tax consequences	The U.S. federal income tax consequences of the exchange of existing debentures for new debentures are not entirely clear. We believe that the modifications to the existing debentures resulting from the exchange of existing debentures for new debentures should not constitute a significant modification of the terms of the existing debentures for U.S. federal income tax purposes.

If the exchange of existing debentures for new debentures does not constitute a significant modification of the terms of the existing debentures for U.S. federal income tax purposes, the new debentures will be treated as a continuation of the existing debentures with no U.S. federal income tax consequences to a holder who exchanges existing debentures for new debentures pursuant to the exchange offer. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the new debentures to treat the exchange offer as not constituting a significant modification of the terms of the existing debentures. If, contrary to our position, the exchange of the existing debentures for the new debentures does constitute a significant modification to the terms of the existing debentures, the U.S. federal income tax consequences to you could materially differ.

See “Material United States Federal Income Tax Considerations” for a summary of certain U.S. federal income tax consequences or potential consequences that may result from: (i) the exchange of existing debentures for new debentures and (ii) the ownership and disposition of the new debentures.

CUSIP numbers	Existing debentures (878237AB2 and 878237AC0) New debentures (878237AD8)

SUMMARY OF CERTAIN DIFFERENCES BETWEEN THE EXISTING DEBENTURES
AND THE NEW DEBENTURES

     A summary of certain differences between the existing debentures and new debentures is set forth in the table below. The table below is qualified in its entirety by the information contained in this prospectus and the documents governing the existing debentures and the new debentures, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the new debentures, see “Description of the New Debentures.”

	Existing debentures	New debentures
New debentures offered	$290,000,000 aggregate principal amount of existing debentures.	Up to $290,000,000 aggregate principal amount of new debentures.

Settlement upon conversion	Upon conversion of existing debentures, we will deliver a specified number of shares of our common stock (other than cash payments for fractional shares).	Upon conversion of the new debentures, we will deliver, in respect of each $1,000 of principal amount of new debentures:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the “conversion value,” which is equal to (a) the applicable conversion rate, multiplied by (b) the average of the closing sale price of our common stock on each of the ten consecutive trading days in the applicable conversion reference period, calculated as described under “Description of the New Debentures—Conversion Settlement;” and

•	if the closing sale price of our common stock exceeds the conversion price during the “applicable conversion reference period,” a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts, calculated as described under “Description of the New Debentures—Conversion Settlement.”

If we do not have adequate cash on hand to pay the principal amount upon conversion of the new debentures, we intend to finance the payment through borrowings under our various bank credit agreements.

Repurchase at the option of holders on specified dates	We may elect to pay the repurchase price for any existing debentures submitted for repurchase by us at the option of holders on specified dates in cash, in shares of our common stock or a combination of shares and cash.	We will only pay the repurchase price for any new debentures submitted for repurchase in cash.

Adjustment to conversion rate upon dividends	The conversion rate for the outstanding existing debentures will be adjusted only for certain cash dividends or distributions.	The conversion rate for the new debentures will be adjusted for all cash dividends or distributions.

	Existing debentures	New debentures
Contingent Interest	The amount of contingent interest payable per existing debenture in respect of any applicable six-month period would be equal to the greater of:	The amount of the contingent interest payable per new debenture in respect of any applicable six month period will be equal to 0.15% of the average of the last reported sale prices of a new debenture for the 20 trading days ending on the second trading day preceding such June 15 or December 15.

•	cash dividends paid by us per share on our common stock during the six month period in which contingent interest is payable, multiplied by the number of shares of common stock issuable upon conversion of an existing debenture, and

•	0.15% of the average of the last reported sale prices of an existing debenture for the 20 trading days ending on the second trading day preceding such June 15 or December 15.

Adjustment to conversion rate upon certain change in control events	None.	If and only to the extent you elect to convert your new debentures in connection with a “Fundamental Change” (as defined herein) pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such Fundamental Change consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the new debentures surrendered for conversion by a number of additional shares as described herein unless the acquirer is a public acquirer (as defined herein), in which case, at our option, the new debentures may instead become contingently convertible into the common stock of the public acquirer, subject to the net share settlement provisions described herein.

Existing debentures	New debentures
Accounting treatment	On October 13, 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) reached on EITF 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” EITF 04-8 requires us to include in our calculation of diluted earnings per share, shares potentially issuable upon conversion of all of the existing debentures into our common stock using the “if converted” method, whether or not the existing debentures may be converted pursuant to their terms. The “if converted” method also requires us, when calculating diluted earnings per share, to add back the after-tax interest expense on the existing debentures to net income for each reporting period, as if the existing debentures had been converted into common stock at the beginning of the reporting period. EITF 04-8 requires restatement of earnings per share using this methodology for every reporting period since the existing debentures were issued in December 10, 2001 even though none of the conditions permitting conversion had been met. This restatement would result in lower diluted earnings per share than previously reported for quarterly periods subsequent to the issuance of the existing debentures with the exception of the fourth quarter of 2003 during which the impact was anti-dilutive as we incurred a net loss during the period. For each of the quarters for which we would restate, we would include an additional 4,871,913 shares in diluted weighted average shares outstanding, as our stock price was below the conversion price of $59.53 per share at the end of each reporting periods. We would also add back to net income after-tax interest expense of approximately $4.9 million for each of the respective quarterly periods. This restatement would reduce our previously reported diluted earnings per share by approximately 4.4% for the fiscal year ended January 31, 2004 and approximately 3.8% for the nine months ended October 31, 2004.	As the terms of the new debentures require us to settle the par value of the debentures in cash and deliver shares only for the excess, if any, between the stock price on the date of conversion and the base conversion price (initially $59.53), EITF 90-9 and 04-8 requires us to use the treasury stock equivalent method to calculate diluted earnings per share, as if the new debentures were outstanding since December 2001, when the existing debentures were issued. The treasury stock equivalent method requires us to include in our calculation of diluted earnings per share, shares issuable if the new debentures were to be converted at the end of the reporting period. After-tax interest expense is not added back to net income for purposes of calculating diluted earnings per share under the treasury stock equivalent method. Under the treasury stock equivalent method, the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not be increased unless the closing sale price of our common stock at the end of a reporting period exceeds the base conversion price of the new debentures. Whenever the closing sale price of our common stock at the end of a reporting period exceeds the base conversion price, the number of additional shares will be determined by the formula set forth in “Description of New Debentures — Conversion Settlement”.

As our stock price was less than $52.00 at the end of each reporting period since the existing debentures were issued in December 2001, for purposes of restating diluted earnings per share for fiscal 2005, 2004 and 2003 in accordance with EITF 04-8, we would not include any additional shares in diluted weighted average shares outstanding. Therefore, the restatement would have no impact on our previously reported diluted earnings per share.

The conditions for conversion of the new and existing debentures are not materially different and, for the new debentures, are described under “Description of New Debentures — Conversion Rights.”

	Existing debentures	New debentures
Risks associated with the existing debentures and the new debentures	In general, the risks associated with the existing debentures and the new debentures are the same. See the section entitled “Risk Factors—Risks Related to the New Debentures”.	In general, the risks associated with the existing debentures and the new debentures are the same. As a result of the cash settlement feature of the new debentures, however, we may not have the funds or the ability to raise the funds necessary to finance the conversion of the new debentures or the purchase of the new debentures if required by the holders pursuant to the indenture. Also, the new debentures are a new issue of securities and we cannot assure you that an active trading market for the new debentures will develop or be sustained. See the section entitled “Risk Factors— Risks Related to the New Debentures” and “— Risks Related to the Exchange Offer”.

RISK FACTORS

     An investment in the new debentures involves risks. You should carefully consider these risks, together with other matters described in this prospectus, or incorporated into this prospectus by reference, before you agree to the exchange offer. If any of the following risks occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our securities could decline and you could lose all or part of your investment. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Certain statements in this prospects (including certain of the following factors) constitute forward-looking statements. See “Forward-Looking Statements”. In addition to the risks and uncertainties described in Exhibit 99-A of our Annual Report on Form 1O-K for the fiscal year ended January 31, 2004, the following are risks and uncertainties related to the new debentures and the exchange offer.

Risks Related to the Exchange Offer

After the consummation of the exchange offer there will likely be a limited trading market for the existing debentures which could affect the market price of the existing debentures.

     To the extent that existing debentures are tendered and accepted for exchange pursuant to the exchange offer, the trading market for existing debentures that are not tendered and remain outstanding after the exchange offer is likely to be significantly more limited than at present. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for existing debentures that are not tendered and accepted for exchange pursuant to the exchange offer may be affected adversely to the extent that the principal amount of the existing debentures exchanged pursuant to the exchange offer reduces the float. A reduced float may also make the trading price of existing debentures that are not exchanged in the exchange offer more volatile.

The U.S. federal income tax consequences of the exchange of the existing debentures for the new debentures are unclear.

     The U.S. federal income tax consequences of the exchange offer are not entirely clear. We will take the position that the exchange of existing debentures for new debentures will not constitute a significant modification of the terms of the existing debentures for U.S. federal income tax purposes. The indenture governing the new debentures will contain provisions stating that by acceptance of a beneficial interest in a new debenture each holder thereof will be deemed to have agreed that the exchange of existing debentures for new debentures does not constitute a significant modification of the terms of the existing debentures for U.S. federal income tax purposes. That position, however, could be challenged by the Internal Revenue Service. Assuming the exchange of the existing debentures for the new debentures does not result in a significant modification of the terms of the existing debentures, the new debentures will be treated as a continuation of the existing debentures and there should be no U.S. federal income tax consequences to a holder who exchanges existing debentures for new debentures pursuant to the exchange offer. If, contrary to our position, the exchange of the existing debentures for the new debentures does constitute a significant modification of the terms of the existing debentures, the U.S. federal income tax consequences to you could materially differ. See “Material United States Federal Income Tax Considerations” of the exchange offer for more information.

Our board of directors has not made a recommendation with regard to whether or not you should tender your existing debentures in the exchange offer and we have not obtained a third-party determination that the exchange offer is fair to holders of the existing debentures.

     We are not making a recommendation as to whether holders of the existing debentures should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the existing debentures for purposes of negotiating the terms of the exchange offer or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the existing debentures that the value of the new debentures received in the exchange offer will in the future equal or exceed the value of the existing debentures tendered and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Related to the New Debentures

The new debentures will effectively be subordinated to the debt of our subsidiaries and are not secured by any of our assets.

     The new debentures offered hereby will be general unsecured obligations. In addition, the new debentures will be effectively junior to all our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the new debentures only after all of our secured debt, to the extent of the value of the assets securing that debt, has been paid in full. Consequently, there may not be sufficient assets remaining to pay amounts due on any or all of the new debentures then outstanding. In addition, to the extent our assets cannot satisfy in full the secured indebtedness, the holders of the secured indebtedness would have a claim for any shortfall that would rank equally in right of payment with the new debentures. The indenture governing the new debentures does not prohibit or limit our or our subsidiaries’ incurrence of additional debt, including senior indebtedness or secured debt, and the incurrence of any such additional indebtedness could adversely affect our ability to pay our obligations on the new debentures. As of October 31, 2004, we had no secured indebtedness and our subsidiaries had approximately $1.58 billion of outstanding indebtedness and trade payables (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with U.S. generally accepted accounting principles), all of which would have been structurally senior to the new debentures.

We may be unable to repay or repurchase the new debentures at maturity, upon a conversion, repurchase event or exercise of your put option.

     There is no sinking fund with respect to the new debentures, and the entire outstanding principal amount of the new debentures will become due and payable at maturity. The new debentures are convertible into cash equal to the principal amount and the net shares, if any. If we experience a repurchase event, as defined in the indenture, or if you exercise your put option you may require us to repurchase all or a portion of your new debentures prior to maturity. See “Purchase of New Debentures by Us at the Option of the Holder” in “Description of the New Debentures.” We will be required to repurchase all or a portion of the new debentures then outstanding at the option of the holders on December 15, 2005, 2009, 2013 and 2017, at a purchase price equal to one hundred percent of the outstanding principal amount plus accrued and unpaid interest, including contingent interest. While we currently are able to generate positive cash flow from operations, we cannot guarantee we will have sufficient funds or be able to arrange for additional financing to pay the interest or principal on the new debentures as they come due or to repurchase new debentures tendered to us following a repurchase event or upon exercise of your put option.

     Borrowing arrangements or agreements relating to other indebtedness to which we may become a party may contain restrictions on or prohibitions against our repurchase of the new debentures. If we cannot obtain the necessary waivers or refinance the applicable borrowings, we would be unable to repurchase the new debentures. Our failure to repurchase any tendered new debentures or convertible new debentures due upon maturity would constitute an event of default of the new debentures.

We have made only limited covenants in the indenture for the new debentures, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

     The indenture governing the new debentures does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, do not protect holders of the new debentures in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior to or equal in right of payment to the new debentures;

•	restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us; or

•	restrict our ability to pledge our assets or those of our subsidiaries.

     Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the new debentures.

Securities we issue to fund our operations could dilute your ownership.

     We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the new debentures. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

An active trading market may not develop for the new debentures.

     While the new debentures are expected to be eligible for trading in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers, there is currently no public market for the new debentures.

     We do not intend to apply for a listing of any of the new debentures on any securities exchange. We do not know if an active public market will develop for the new debentures or, if developed, will continue. If an active market is not developed or maintained, the market price and the liquidity of the new debentures may be adversely affected.

     In addition, the liquidity and the market price of the new debentures may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of companies in our industry. As a result, you cannot be sure that an active trading market will develop for the new debentures.

Changes in our credit rating or the credit markets could adversely affect the price of the new debentures.

     The selling price or any premium offered for the new debentures will be based on a number of factors, including:

•	our rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us; and

•	the overall condition of the financial markets.

     The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the new debentures.

     In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the microcomputer products distribution industry as a whole and may change their credit rating for us based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the new debentures.

You should consider the United States federal income tax consequences of owning the new debentures.

     While the proper tax treatment of a holder of the new debentures is uncertain, we and each holder agrees in the indenture to treat the new debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments. Pursuant to this agreement, a holder will be required to accrue interest on a constant yield-to-maturity basis at a rate comparable to the rate at which we would borrow in a subordinated, noncontingent, nonconvertible borrowing (8.85%). A holder will recognize taxable income significantly in excess of cash received while the new debentures are outstanding. In addition, a holder will recognize ordinary income upon a sale, exchange, conversion or redemption of the new debentures at a gain. See “Material United States Federal Income Tax Considerations.”

If you convert your new debentures, it is unlikely you will receive a return on your shares through the payment of cash dividends.

     We have not paid cash dividends since our 1983 fiscal year and our board of directors is not currently considering institution of a cash dividend payment policy in the foreseeable future. As a result, if you convert your new debentures, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

We are subject to a new accounting rule that, when it takes effect, will result in lower earnings per share on a diluted basis.

     At its September 2004 meeting, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a conclusion on EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” that will require the contingent shares issuable under our existing debentures to be included in our diluted earnings per share calculation retroactive to the date of issuance by applying the “if converted” method under FASB Statement No. 128, “Earnings per Share” (FAS 128). We have followed the existing interpretation of FAS 128, which requires inclusion of the impact of the conversion of our existing debentures only when and if the conversion thresholds are reached. As the conversion thresholds have not been reached, we have not included the impact of the conversion of our existing debentures in our computation for diluted earnings per share through the periods ended October 31, 2004.

     The new rule will require us to restate previously reported diluted earnings per share and will result in lower diluted earnings per share than previously reported for periods subsequent to the issuance of the existing debentures. If the exchange offer is completed prior to the effective date of the new rule, the restated diluted earnings per share will be calculated under the terms of the new debentures and will only result in lower diluted earnings per share once our stock price meets the conversion price. For the three month periods ended October 31, 2003, January 31, 2004, April 30, 2004, July 31, 2004, and October 31, 2004 assuming exchange of substantially all of the existing debentures, our diluted earnings per share would not be materially different than the reported amount. If the exchange offer is not completed prior to the effective date of the new rule, our restated diluted earnings per share will be calculated under the terms of the existing debentures, which will result in lower diluted earnings per share of approximately 3.8% for the nine months ended October 31, 2004 and approximately 4.4% for our fiscal year 2004.

Upon conversion of the new debentures, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your new debentures is determined.

     The conversion value that you will receive upon conversion of your new debentures is determined by the average of the closing sale prices of our common stock on the Nasdaq National Market for 10 consecutive trading days. If we have issued a notice of redemption, this 10-trading day period will begin on the third trading day following the redemption date. Accordingly, if you exercise your conversion right soon after our issuance of a notice of redemption, the 10 consecutive trading days may not begin for several weeks thereafter. If you exercise your conversion right prior to our having issued a notice of redemption, the 10-trading day period will begin on the third trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable 10-trading day period, the conversion value you receive will be adversely affected.

FORWARD-LOOKING STATEMENTS

     Some of the statements included or incorporated by reference in this prospectus are forward-looking statements which include statements in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that are incorporated by reference in this prospectus, including, without limitation, statements with respect to growth plans and projected revenues, operating profits, earnings and costs. In addition, we may make forward-looking statements in future filings with the SEC, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements also include statements regarding the intent, belief or current expectations of Tech Data or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “intends,” “may,” “planned,” “potential,” “should,” “will,” “would” or similar expressions.

     It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include, but are not limited to, the matters set forth in the “Risk Factors” section of this prospectus as well as those described in Exhibit 99-A of our Form 10-Q for the quarter ended October 31, 2004.

     These factors or other events or circumstances could cause our actual performance or financial results in future periods to differ materially from those expressed in the forward-looking statements. We undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus or the documents incorporated by reference in this prospectus.

USE OF PROCEEDS

     We will not receive any proceeds from the exchange of the existing debentures for the new debentures or the sale of shares of common stock issuable upon conversion of the new debentures. Existing debentures that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of Tech Data for each of the periods indicated.

	Nine Months Ended
	October 31,		Fiscal Year Ended January 31,
	2004	2003	2004	2003	2002	2001	2000
Income before taxes, as reported	$147,355	$94,542	$150,943	$(132,690)	$167,840	$274,355	$200,754
Fixed Charges	32,481	29,471	41,400	50,199	71,438	107,880	79,096

	179,836	124,013	192,343	(82,491)	239,278	382,235	279,850

Fixed Charges	32,481	29,471	41,400	50,199	71,438	107,880	79,096

Ratio of Earnings to Fixed Charges	5.54	4.21	4.65	— (1)	3.35	3.54	3.54

(1)	For the fiscal year ended January 31, 2003, earnings were insufficient to cover fixed charges by $132.7 million.

     For these ratios, “earnings” represents income or loss before taxes plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. “Fixed charges” consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on The Nasdaq National Market under the symbol “TECD.” The following table provides, for the fiscal quarters indicated, the high and low sales prices per share on The Nasdaq National Market for the periods shown below.

	High	Low
Fiscal Year 2003
First Quarter	$51.66	$41.27
Second Quarter	47.88	32.41
Third Quarter	36.59	23.75
Fourth Quarter	37.85	24.47
Fiscal Year 2004
First Quarter	$26.76	$19.07
Second Quarter	32.68	23.51
Third Quarter	35.33	29.30
Fourth Quarter	42.83	31.48
Fiscal Year 2005
First Quarter	$42.80	$33.41
Second Quarter	41.13	32.60
Third Quarter	40.50	33.82
Fourth Quarter (through December 6)	46.00	39.90

     On December 7, 2004, the last reported sale price of our common stock on The Nasdaq National Market was $45.39 per share. As of December 6, 2004, there were 470 holders of record and approximately 45,000 beneficial holders of our common stock.

     We have not paid cash dividends since our 1983 fiscal year. Our board of directors is not currently considering institution of a cash dividend payment policy in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected historical financial data for each of the last five fiscal years. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in our Annual Reports on Form 10-K for the last five fiscal years, including the related notes.

	Nine months	Nine months
	ended	ended	Fiscal Year ended January 31
	10/31/04	10/31/03	2004(1)	2003	2002	2001	2000
	(Unaudited)
	(In thousands, except per share data)
Income Statement Data:
Net sales	$14,172,217	$12,487,611	$17,406,340	$15,738,945	$17,197,511	$20,427,679	$16,991,750
Cost of products sold	13,365,814	11,797,947	16,424,694	14,907,187	16,269,481	19,331,616	16,058,086

Gross profit	806,403	689,664	981,646	831,758	928,030	1,096,063	933,664
Selling, general and administrative expenses	646,164	582,428	812,965	612,728	677,914	733,307	661,792
Special charges(2)	—	3,065	3,065	328,872	27,000	—	—

Operating income (loss)	160,239	104,171	165,616	(109,842)	223,116	362,756	271,872
Loss on disposition of subsidiaries, net	—	—	—	5,745	—	—	—
Interest expense, net	15,377	10,867	16,566	24,045	55,419	92,285	65,965
Net foreign currency exchange (gain) loss	(2,493)	(1,238)	(1,893)	(6,942)	(143)	(3,884)	5,153

Income (loss) before income taxes	147,355	94,542	150,943	(132,690)	167,840	274,355	200,754
Provision for income taxes	44,207	29,313	46,796	67,128	57,063	96,033	72,837

Income (loss) before minority interest	103,148	65,229	104,147	(199,818)	110,777	178,322	127,917
Minority interest	—	—	—	—	—	339	416

Net income (loss)	$103,148	$65,229	$104,147	$(199,818)	$110,777	$177,983	$127,501

Net income (loss) per common share:
Basic	$1.78	$1.15	$1.83	$(3.55)	$2.04	$3.34	$2.47

Diluted	$1.75	$1.14	$1.81	$(3.55)	$1.98	$3.14	$2.34

Weighted average common shares outstanding:
Basic	58,008	56,708	56,838	56,256	54,407	53,234	51,693

Diluted	59,018	57,229	57,501	56,256	60,963	59,772	58,508

Dividends per common share	—	—	—	—	—	—	—

Balance Sheet Data:
Working capital	$1,693,469	$1,413,832	$1,525,432	$1,399,283	$1,390,657	$967,283	$795,589
Total assets	4,432,646	3,998,380	4,167,886	3,248,018	3,458,330	4,615,545	4,123,818
Revolving credit loans	28,477	229,818	80,221	188,309	86,046	1,249,576	1,006,809
Long-term debt	307,376	314,654	307,934	314,498	612,335	320,757	316,840
Other long-term liabilities	46,942	22,212	46,591	16,155	4,737	—	—
Shareholders’ equity	1,814,354	1,509,453	1,658,489	1,338,530	1,259,933	1,195,314	1,013,695

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operation for effects of Azlan acquisition and adoption of Emerging Issues Task Force Issue (“EITF”) No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” included in our Form 10-K for the year ended January 31, 2004, incorporated by reference in this prospectus.

(2)	See Note 12 of Notes to Consolidated Financial Statements included in our Form 10-K for the year ended January 31, 2004, incorporated by reference in this prospectus.

CAPITALIZATION

     The following table sets forth our capitalization at October 31, 2004. This table should be read in conjunction with our financial statements and related notes contained in documents incorporated by reference in this prospectus.

October 31, 2004
(in thousands)
Senior debt:
Revolving credit loans(1)	$28,477
Current portion of long-term debt	1,568
Other long-term debt	17,376

Total Senior Debt	47,421

Subordinated debt:
2% Convertible Subordinated Debentures due 2021	290,000

Total Subordinated Debt	290,000

Shareholders’ Equity:
Common stock, par value $.0015; 200,000,000 shares authorized; 58,265,119 issued and outstanding(2)	87
Additional paid-in capital	701,823
Retained earnings	852,485
Accumulated other comprehensive income	259,959

Total shareholders’ equity	1,814,354

Total capitalization	$2,151,775

(1)	The multi-currency revolving credit facility is guaranteed by certain U.S. subsidiaries and is secured by a pledge of 65% of the voting equity interests in certain foreign subsidiaries.

(2)	Does not include 4,871,913 shares of common stock reserved for issuance upon conversion of the existing debentures and excludes 10,804,900 shares of common stock reserved for outstanding stock options and warrants.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

     The purpose of the exchange offer is to include a net share settlement feature in our convertible debt obligations. The net share settlement feature allows us to satisfy our obligation due upon conversion to holders of the new debentures in cash for a portion of the conversion obligation, reducing the share dilution associated with conversion of the new debentures. This feature also limits the dilutive impact of the new debentures on our diluted earnings per share. For a description of the change, see the section of this prospectus entitled “Summary – Summary of Certain Differences Between the Existing Debentures and the New Debentures.”

     We commenced the exchange offer because of the adoption of Emerging Issues Task Force (“EITF”) Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” by the Financial Accounting Standards Board. EITF 04-8 is effective for periods ending after December 15, 2004, and will change the accounting rules applicable to our existing debentures by requiring us to include the common stock issuable upon conversion of the existing debentures in our fully diluted shares outstanding for purposes of calculating diluted earnings per share. Under EITF 04-8, the existing debentures will be dilutive even if the conditions to conversion are not satisfied and will also require retroactive restatement of prior periods’ results.

     The new debentures being offered in the exchange provide that, upon conversion, we would pay to the holder cash equal to the principal amount of the debentures being converted and would pay the remainder of the conversion value in excess of the principal amount, if any, in our common stock. Under EITF 04-8 and EITF 90-19, we would not be required to include any shares issuable upon conversion of the new debentures in our fully diluted shares outstanding calculation until the market price of our common stock exceeds the conversion price, and would then only have to include the number of shares as would then be issuable based upon the in-the-money value at the time of the conversion required under the new debentures. See “—Accounting Treatment.”

Terms of the Exchange Offer; Period for Tendering existing debentures

     We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of new debentures for each $1,000 principal amount of validly tendered and accepted existing debentures. We are offering to exchange all of the existing debentures. However, the exchange offer is subject to the conditions described in this prospectus.

     You may tender all, some or none of your existing debentures, subject to the terms and conditions of the exchange offer. Holders of existing debentures must tender their existing debentures in a minimum $1,000 principal amount and multiples thereof.

     This exchange offer is not being made to, and we will not accept tenders for exchange from, holders of existing debentures in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

     Our board of directors and officers do not make any recommendation to the holders of existing debentures as to whether or not to exchange all or any portion of their existing debentures. Further, no person has been authorized to give any information or make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. You must make your own decision whether to tender your existing debentures for exchange and, if so, the amount of existing debentures to tender.

Expiration Date

     The expiration date for the exchange offer is midnight, New York City time, on December 14, 2004, unless we extend the exchange offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on December 14, 2004 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

     We expressly reserve the right, in our discretion, for any reason to:

•	delay the acceptance of existing debentures tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of existing debentures, provided that in any event we will promptly issue new debentures or return tendered existing debentures after expiration or withdrawal of the exchange offer;

•	extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of existing debentures in the manner described below; during any extension, all existing debentures previously tendered and not withdrawn will remain subject to the exchange offer;

•	waive any condition or amend any of the terms or conditions of the exchange offer, other than the condition that the registration statement or, if applicable, a post-effective amendment, becomes effective under the Securities Act, as amended; and

•	terminate the exchange offer, as described under “—Conditions for Completion of the Exchange Offer” below.

     If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to twenty business days.

     We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offer to the holders of the existing debentures. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the case of an amendment, we will issue a press release or other public announcement.

Procedures for Tendering Existing Debentures

     Your tender to us of existing debentures and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

     Tender of Existing Debentures Held Through a Custodian. If you are a beneficial holder of the existing debentures that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the existing debentures on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.

     Tender of Existing Debentures Held Through DTC. Any beneficial owner of existing debentures held of record by The Depository Trust Company, or DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner’s existing debentures are held in DTC, to tender on such beneficial owner’s behalf. To effectively tender existing debentures that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program, or ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered existing debentures must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender existing debentures through ATOP.

     In addition, the exchange agent must receive:

•	a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of existing debentures to be tendered and any other documents, if any, required by the letter of transmittal; and

•	prior to the expiration date, a confirmation of book-entry transfer of such existing debentures, into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

     Your existing debentures must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the existing debentures at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of existing debentures by having DTC transfer such existing debentures into the exchange agent’s relevant account at DTC in accordance with DTC’s procedures for transfer. Although your existing debentures will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “—Exchange Agent,” prior to midnight, New York City time, on the expiration date of the exchange offer. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your existing debentures. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering existing debentures that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

     If you are an institution that is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding existing debentures through a financial institution.

     Do not send letters of transmittal or other exchange offer documents to us or to Banc of America Securities LLC, the dealer manager.

     It is your responsibility to ensure that all necessary materials get to J.P. Morgan Trust Company, National Association, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your existing debentures will not be validly tendered.

     Any existing debentures not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offer.

     We will have accepted the validity of tendered existing debentures if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the new debentures from us. If we do not accept any tendered existing debentures for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those existing debentures to you without expense, promptly after the expiration date via book-entry transfer through DTC.

Binding Interpretations

     We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of existing debentures tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular existing debentures not properly tendered or to not accept any particular existing debentures which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of existing debentures. Unless waived, any defects or irregularities in connection with tenders of existing debentures for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing debentures for exchange, nor shall any of them incur any liability for failure to give such notification.

Absence of Dissenters’ Rights

     Holders of the existing debentures do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

Acceptance of Existing Debentures for Exchange; Delivery of New Debentures

     Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all existing debentures properly tendered, and will issue the new debentures promptly after acceptance of the existing debentures. The discussion under the heading “—Conditions for Completion of the Exchange Offer” provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered existing debentures for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

     The new debentures will be issued in denominations of $1,000 and any integral multiples of $1,000. Interest on the new debentures will accrue from the last interest payment date on which interest was paid, or, if no interest has been paid, from the last interest payment date on which interest was paid on the existing debentures. Holders whose existing debentures are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the existing debentures.

     In all cases, issuance of new debentures for existing debentures that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such existing debentures into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

Return of Existing Debentures Accepted for Exchange

     If we do not accept any tendered existing debentures for any reason set forth in the terms and conditions of the exchange offer, or if existing debentures are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged existing debentures tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the existing debentures that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

     If you desire to tender your existing debentures and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your existing debentures if:

•	your tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(1)	sets forth the name and address of the holder of the existing debentures tendered;

(2)	states that the tender is being made thereby; and

(3)	guarantees that within three trading days after the expiration date a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

•	book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.

Withdrawal Rights

     You may withdraw your tender of existing debentures at any time prior to midnight, New York City time, on the expiration date. In addition, if we have not accepted your tendered existing debentures for exchange, you may withdraw your existing debentures after January 12, 2005.

     For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading "—Exchange Agent” prior to midnight, New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the existing debentures to be withdrawn;

•	contain a statement that you are withdrawing your election to have your existing debentures exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the existing debentures were tendered, including any required signature guarantees; and

•	if you have tendered your existing debentures in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn existing debentures and otherwise comply with the procedures of such facility.

     Any existing debentures that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the existing debentures, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn existing debentures may be retendered by following the procedures described under the heading “—Procedures for Tendering Existing Debentures” above, at any time on or prior to midnight, New York City time, on the expiration date.

Conditions for Completion of the Exchange Offer

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any existing debentures tendered, and we may terminate or amend this offer if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the new debentures:

•	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of existing debentures under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of existing debentures under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of us and our subsidiaries, taken as a whole, or would be material to holders of existing debentures in deciding whether to accept the exchange offer.

•	(a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the National Association of Securities Dealers, Inc.; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

•	The trustee with respect to the existing debentures shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, the exchange of existing debentures under the exchange offer, nor shall the trustee or any holder of existing debentures have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the existing debentures under the exchange offer.

•	At least 75% of the aggregate principal amount of the existing debentures are validly tendered and not withdrawn.

     All of the foregoing conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole discretion. In the event we waive a condition, it will be deemed waived for all holders of the existing debentures. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

     In addition, the registration statement and any post-effective amendment to the registration statement covering the new debentures must be effective under the Securities Act; we cannot waive this condition.

     If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

•	terminate the exchange offer and return all tendered existing debentures to the holders thereof;

•	modify, extend or otherwise amend the exchange offer and retain all tendered existing debentures until the expiration date, as may be extended, subject, however, to the withdrawal rights described in “Withdrawal Rights,” above; or

•	waive the unsatisfied conditions and accept all existing debentures tendered and not previously withdrawn.

     Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Accounting Treatment

     As a result of the adoption by the Financial Accounting Standards Board of EITF 04-8, the accounting rules applicable to the existing debentures will change effective December 15, 2004 for periods ending after that date. The change will require us to include the common stock issuable upon the conversion of the existing debentures in our diluted shares outstanding for purposes of calculating diluted earnings per share.

     Upon conversion of the new debentures, we will pay to the holder cash equal to the principal amount of the new debentures being converted and issue to the holder only the number of shares of our common stock having an aggregate market value equal to the amount by which the then market price of our common stock exceeds the conversion price of the new debentures. Under EITF 04-8 and EITF 90-19, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the new debentures’ conversion value over their par value, and only if the market price of our common stock exceeds the conversion price for a certain period of time.

Dealer Manager

     Banc of America Securities LLC is acting as the dealer manager in connection with the exchange offer. We have agreed to pay Banc of America Securities LLC customary fees for its services as dealer manager in connection with the offer.

     The dealer manager’s fee will be calculated based on the principal amount of existing debentures tendered. Based on the foregoing fee structure, if all of the existing debentures are exchanged in the exchange offer, Banc of America Securities LLC will receive an aggregate fee of approximately $362,500. The dealer manager will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offer (including reasonable fees and disbursements of counsel), whether or not the transaction closes. The dealer manager’s expenses will be payable upon expiration or termination of the exchange offer.

     We have agreed to indemnify Banc of America Securities LLC against specified liabilities relating to or arising out of the offer, including civil liabilities under the federal securities laws, and to contribute to payments which Banc of America Securities LLC may be required to make in respect thereof. Banc of America Securities LLC may from time to time hold existing debentures and our common stock in its proprietary and managed accounts, and to the extent it owns existing debentures in these accounts at the time of the exchange offer, Banc of America Securities LLC may tender those existing debentures. In addition, Banc of America Securities LLC may hold and trade new debentures in its proprietary and managed accounts following the exchange offer.

Other Fees and Expenses

     We have retained Georgeson Shareholder Communications Inc. to act as information agent and J.P. Morgan Trust Company, National Association to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of existing debentures by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing debenture holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will receive an aggregate of approximately $40,000 in compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

     Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of existing debentures tendered under the exchange offer.

     We will not pay any fees or commissions to any broker or dealer, or any other person, other than Banc of America Securities LLC for soliciting tenders of existing debentures under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Legal Limitation

     The above conditions are for our sole benefit and we may assert any of the above conditions regardless of the circumstances giving rise to any such condition at any time prior to the expiration date. Additionally, we may, in our sole discretion and at any time and from time to time prior to the expiration date, waive the above conditions in whole or in part. All conditions, other than receipt of government approval, will be satisfied or waived prior to the expiration of the exchange offer. If we determine to proceed with the exchange offer notwithstanding a condition not having been satisfied such condition will be deemed waived.

     In addition, we will not accept for exchange any existing debentures tendered, and no new debentures will be issued in exchange for any such existing debentures, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Exchange Agent

     J.P. Morgan Trust Company, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses as set forth below.

     Questions about the tender of existing debentures, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By mail, overnight mail, courier or hand:
J.P. Morgan Trust Company, National Association Institutional Trust Services 2001 Bryan Street, 9th Floor		By facsimile: (214) 468-6494 Attention: Frank Ivins
Dallas, Texas 75201 Attn: Frank Ivins	For information: (800) 275-2084

     If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent the address or telephone number set forth on the back cover of this prospectus.

DESCRIPTION OF NEW DEBENTURES

     We will issue new debentures under an indenture to be dated as of December 20, 2004 between us and J.P. Morgan Trust Company, National Association, as trustee. A copy of the indenture referred to below is available as set forth under “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and does not purport to be complete. Reference should be made to all provisions of the indenture, including the definitions of certain terms contained therein. Certain definitions of terms used in the following summary are set forth under “—Certain Definitions” below. As used in this section, the terms “we,” “us” and “our” refer to Tech Data Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

     The new debentures are our unsecured obligations ranking junior to all of our existing or future unsubordinated indebtedness and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The new debentures are limited to an aggregate principal amount of $290,000,000. The new debentures mature on December 15, 2021.

     The new debentures will accrue interest at a rate of 2% per year from December 17, 2004 or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2004. In addition, we will pay contingent interest under the circumstances described below. The new debentures will be issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount.

     Interest, including contingent interest, will be paid to the person in whose name a new debenture is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the new debentures will be computed on the basis of a 360-day year composed of twelve 30-day months.

     You have the option, subject to fulfillment of certain conditions described below, to convert your new debentures into cash and shares, if any, of our common stock initially at a conversion rate of 16.7997 shares of common stock per new debenture. This is equivalent to an initial conversion price of $59.5250 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive cash and, shares, if any, of our common stock as set forth in “Conversion Settlement”. You will not receive any cash payment for interest accrued to the conversion date.

     If any interest payment date, maturity date, redemption date or purchase date of a new debenture falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any new debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

     Each holder agrees in the indenture, for United States federal income tax purposes, to treat the new debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 8.85%, which we have determined to be comparable to the rate at which we could borrow on a subordinated, noncontingent, nonconvertible borrowing for a term of 4 years. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the new debentures are outstanding. Based on our treatment of the new debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a new debenture into cash and shares, if any, of our common stock equal to the excess, if any, between the cash and value of the stock, if any, received upon conversion and the holder’s adjusted tax basis in the new debentures. For a more detailed discussion, see “Material United States Federal Income Tax Considerations.” However, the proper application of the regulations that govern contingent payment debt instruments to a holder of a new debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal Revenue

Service, it might be determined that, among other differences, a holder should have accrued interest income at a higher or lower rate, should not have recognized income or gain upon the conversion, or should not have recognized ordinary income upon a taxable disposition of its new debenture.

     EACH INVESTOR SHOULD CONSULT A TAX ADVISOR REGARDING THE TAX TREATMENT OF AN INVESTMENT IN THE NEW DEBENTURES AND WHETHER AN INVESTMENT IN THE NEW DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Contingent Interest

     The interest rate on the new debentures will be 2% per year through December 15, 2005. If the average of the last reported sale prices of a new debenture is greater than or equal to 120% of the principal amount of a new debenture for the 20 trading days ending on the second trading day preceding any June 15 or December 15, as applicable, commencing December 15, 2005, then we will pay contingent interest for the six-month period beginning on such June 15 or December 15. If contingent interest is payable for a particular six-month period, we will pay contingent interest per new debenture in an amount equal to 0.15% of the average of the last reported sale prices of a new debenture for the 20 trading days ending on the second trading day preceding such June 15 or December 15.

     The “last reported sale price” of a new debenture on any date of determination means the average of the secondary market bid quotations per new debenture obtained by the bid solicitation agent for $5 million principal amount of new debentures at approximately 4:00 p.m., New York time, on such determination date from three unaffiliated securities dealers we select.

     The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the new debentures.

     In the event we are required to pay contingent interest, we will disseminate a press release through PR Newswire containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

Interest

     We will pay interest on the new debentures at a rate of 2% per year. In addition, we will pay contingent interest under the circumstances described in “—Contingent Interest” above. Interest will be based on a 360-day year comprised of twelve 30-day months, and will be payable semiannually on June 15 or December 15. The record date for the payment of interest to holders will be June 1 and December 1 of each year.

     You should be aware that interest that accrues for the period you hold the new debentures must be included in your gross income for United States federal income tax purposes in accordance with the Treasury regulations that govern debt instruments providing for contingent payments. For more information, see the discussion below in the section captioned “Material United States Federal Income Tax Considerations.”

Subordination

     The new debentures are subordinate in right of payment to all of our existing and future unsubordinated indebtedness. The indenture does not restrict the amount of senior indebtedness or other indebtedness that we or any of our subsidiaries can incur.

     As of October 31, 2004, the existing debentures were effectively subordinated to approximately $1.58 billion of indebtedness of our and our subsidiaries’ total indebtedness and other liabilities.

     The payment of principal, premium, if any, and interest on the new debentures is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to all of our existing and future senior indebtedness (as defined below). No payment on account of principal of, redemption of, and interest on or any other amounts due on the new debentures, including, without limitation, any payment on a purchase date or in connection with a fundamental change purchase, and no redemption, repurchase or other acquisition of the new debentures may be made, except payments comprised solely of junior securities, if:

•	a default in the payment of designated senior indebtedness (as defined in the indenture) occurs and is continuing beyond any applicable period of grace, which is referred to as a “payment default;” or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits the holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

     We may resume payments and distributions on the new debentures:

•	in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a non-payment default, the earliest of the date on which such non-payment default is cured or waived or ceases to exist or 180 days from the date notice is received, if the maturity of the designated senior indebtedness has not been accelerated.

     Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing or continuing at the time of notice on the same issue of designated senior indebtedness may be given and no new payment blockage period may be commenced by the holders of designated senior indebtedness unless 360 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the new debentures because of any event of default, all senior indebtedness must be paid in full before the holder of the new debentures are entitled to any payments whatsoever (except payments comprised solely of permitted junior securities). If the payment of the new debentures is accelerated because of an event of default, we or the trustee shall promptly notify the holders of senior indebtedness or the trustee or trustees for the senior indebtedness of the acceleration.

     As a result of the subordination provisions, in the event of our insolvency, holder of the new debentures may recover ratably less than the holders of our senior indebtedness and our general creditors.

     In the event that, notwithstanding the foregoing, the trustee or any holder of new debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the new debentures before all of our senior indebtedness is paid in full in cash or other payment satisfactory to the holders of such senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior indebtedness, and will be immediately paid over or delivered to the holders of our senior indebtedness or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior indebtedness.

     The instrument, agreement or other document evidencing any designated senior indebtedness may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

     “Designated senior indebtedness” means:

(1)	our senior indebtedness outstanding on the date of the indenture;

(2)	our obligations under any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior indebtedness for purposes of the indenture; and

(3)	our indebtedness outstanding from time to time under our multi-currency revolving credit facility, our receivables securitization program and the Tech Data Synthetic Lease facility;

     “Indebtedness” means, without duplication, (a) any liability of Tech Data or any subsidiary (provided, that for purposes of the definition of senior indebtedness, indebtedness shall refer only to our indebtedness) (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, new debenture or similar instrument, or (3) for payment obligations arising under any conditional sale or other title retention arrangement (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind, or (4) consisting of the discounted rental stream properly classified in accordance with generally accepted accounting principles on the balance sheet of Tech Data or any subsidiary, as lessee, as a capitalized lease obligation, or (5) under currency agreements and interest rate agreements, to the extent not otherwise included in this definition; (b) any liability of others of a type described in the preceding clause (a) to the extent that we or any subsidiary has guaranteed or is otherwise legally obligated in respect thereof; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the type referred to in clauses (a) and (b) above. “Indebtedness” shall not be construed to include (x) trade payables or credit on open account to trade creditors incurred in the ordinary course of business, or (y) obligations or liabilities incurred in connection with the sale, transfer or other disposition of property in connection with the securitization or other asset based financing thereof under which the property is deemed as having been disposed of under generally accepted accounting principles.

     “Permitted junior securities” means:

(1)	shares of any class of our capital stock other than disqualified stock (as defined in the indenture); or

(2)	our securities other than disqualified stock that are subordinated in right of payment to all senior indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the new debentures are so subordinated pursuant to the terms of the indenture.

     “Senior indebtedness” means, with respect to the new debentures, all of our indebtedness outstanding at any time, except (1) the new debentures; (2) our outstanding subordinated indebtedness; (3) indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such indebtedness is subordinated to or ranks equally with the new debentures; (4) our indebtedness to an affiliate; and (5) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against us in a proceeding under federal or state bankruptcy laws. Senior indebtedness with respect to the new debentures will continue to be senior indebtedness with respect to the new debentures and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.

Optional Redemption

     No sinking fund is provided for the new debentures. Prior to December 20, 2005, the new debentures will not be redeemable. On or after December 20, 2005, we may redeem for cash all or part of the new debentures at any time, upon not less than 30 nor more than 60 days’ notice by mail to holders of new debentures, for a price equal to 100% of the principal amount of the new debentures to be redeemed plus any accrued and unpaid interest to the redemption date.

     If we decide to redeem fewer than all of the outstanding new debentures, the trustee will select the new debentures to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

     If the trustee selects a portion of your new debenture for partial redemption and you convert a portion of the same new debenture, the converted portion will be deemed to be from the portion selected for redemption.

     In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any new debenture during a period of 15 days before any selection of new debentures for redemption; or

•	register the transfer of or exchange any new debenture so selected for redemption, in whole or in part, except the unredeemed portion of any new debenture being redeemed in part.

Conversion Rights

     Subject to the conditions described below, holders may convert each of their new debentures into cash and shares, if any, of our common stock initially at a conversion ratio of 16.7997 shares of common stock per $1,000 principal amount of new debentures (equivalent to an initial conversion price of $59.5250 per share of common stock based on the issue price of the new debentures). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. If a new debenture has been called for redemption, holders will be entitled to convert the new debentures from the date of notice of the redemption until the close of business two business days immediately preceding the date of redemption. A holder may convert fewer than all of such holder’s new debentures so long as the new debentures converted are an integral multiple of $1,000 principal amount.

     Holders may surrender their new debentures for conversion into cash and shares, if any, of our common stock prior to stated maturity under the following circumstances.

  Conversion Upon Satisfaction of Sale Price Condition

     A holder may surrender any of its new debentures for conversion into cash and shares, if any, of our common stock if the average of the last reported sale prices of our common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to a specified percentage, beginning at 118% and declining 1/2% each year until it reaches 110% at maturity, of the conversion price per share of common stock on such conversion date.

     The “last reported sale price” of our common stock on any date means the official closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported on the Nasdaq National Market or, if our common stock is not then quoted on the Nasdaq National Market, then as reported by the principal U.S. exchange or quotation system our common stock is then listed or quoted.

  Conversion Upon Redemption

     A holder may surrender for conversion any new debenture called for redemption at any time prior to the close of business two business days prior to the redemption date, even if it is not otherwise convertible at such time.

  Conversion Upon Specified Corporate Transactions

     Certain Distributions

     If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase shares of our common stock at less than the last reported sale price of a share of our common stock as of the business day prior to the date of declaration for such distribution; or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the new debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their new debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex—dividend date or our announcement that such distribution will not take place, even if the new debentures are not otherwise convertible at such time; provided that a holder may not exercise this right to convert if the holder will otherwise participate in the distribution without conversion.

     Certain Corporate Transactions

     If we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash or property other than securities, or if a transaction described in clause (2) of the definition of Fundamental Change as described below under “—Fundamental Change” occurs on or prior to December 15, 2005 and results in an increase in the conversion rate of the new debentures as described under “—Conversion Procedures—Adjustment to Conversion Rate upon Certain Fundamental Changes—General,” a holder may surrender new debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction (or, if such transaction also results in holders having a right to require us to repurchase their new debentures, until the fundamental change repurchase date).

     If and only to the extent you elect to convert your new debentures in connection with a transaction described in clause (2) of the definition of fundamental change that occurs on or prior to December 15, 2005 pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate by a number of additional shares as described under “—Conversion Procedures—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the new debentures are convertible into shares of the acquiring or surviving entity as described under “—Conversion Procedures—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control.”

     If we engage in certain reclassifications of our common stock or if we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the conversion value and net share amount, as defined below, will be based on the applicable conversion rate and the kind and amount of cash, securities or other property that a holder of one share of our common stock would have received in such transaction, which we refer to as the “exchange property.” In addition, if you convert your new debentures following the effective time of the transaction, the net share amount will be paid in such exchange property rather than shares of our common stock. Notwithstanding the first sentence of this paragraph, if we elect to adjust the conversion rate and our conversion obligation as described in “—Conversion Procedures—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control,” the provisions described in that section will apply instead of the provisions described in the first sentence of this paragraph.

     If the transaction also constitutes a Fundamental Change (as defined below), a holder may be able to require us to redeem all or a portion of its new debentures as described under “—Fundamental Change.”

  Conversion Upon Credit Ratings Event

     A holder may surrender any of its new debentures for conversion at any time the long—term credit ratings assigned to the new debentures by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) is reduced two notches below Ba3 and BB+, respectively, or if either service, or their successors, no longer rates the new debentures.

Conversion Procedures

     The initial conversion rate is 16.7997 shares of common stock for each new debenture. This is equivalent to an initial conversion price of $59.5250 per share of common stock. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a new debenture. Upon conversion we will deliver to you a cash payment and a fixed number of shares, if any, of our common stock and any additional cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of cash payment and shares, if any, of common stock will be deemed to satisfy our obligation to pay the principal amount of the new debentures, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest. The trustee will initially act as the conversion agent.

     If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the new debentures are in certificated form, with the certificated security, to the conversion agent who will, on the holder’s behalf, convert the new debentures into cash and shares, if any, of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

     If a holder has already delivered a purchase notice or a Fundamental Change notice with respect to a new debenture, however, the holder may not surrender that new debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

     Based on our treatment of the new debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a new debenture into cash and shares, if any, of our common stock equal to the excess, if any, between the cash and value of the stock, if any, received on the conversion and the holder’s adjusted tax basis in the new debentures. For a more detailed discussion, see “Material United States Federal Income Tax Considerations.”

  Conversion Adjustments

     The conversion rate will be subject to adjustment upon the following events:

(1)	the payment of dividends and other distribution payable exclusively in shares of our common stock on our common stock;

(2)	the issuance to all or substantially all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock at less than the then Average Sale Price (as defined in the indenture); provided that no adjustment will be made if holders of the new debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in certain other cases;

(3)	subdivisions, combinations, or reclassification of our common stock;

(4)	payment of dividends or distributions to all holders of our common stock consisting of evidences of our indebtedness, securities or capital stock or assets, excluding any common stock referred to in (1) above, any rights or warrants referred to in (2) above and dividends and distributions paid solely in cash;

(5)	payment of dividends or distributions on our common stock paid exclusively in cash; and

(6)	payment to holders of our common stock in respect of a tender or exchange offer, other than an odd lot offer, made by us or any subsidiary of ours for our common stock in excess of 110% of the current market price of our common stock as of the trading day next succeeding the last date tenders or exchanges may be made in the tender or exchange offer.

     In the event we make a cash distribution described in clause (5) above, the conversion rate will be adjusted by dividing:

•	the conversion rate, by

•	a fraction, (1) the numerator of which will be the current market price per share of our common stock and (2) the denominator of which will be the current market price per share of our common stock plus the amount of such distribution.

In the event we elect to make a distribution described in (2) or (5) above which, in the case of (5), has a per share value equal to more than 15% of the last reported sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of the new debentures at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the new debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a new debenture to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

     The applicable conversion price will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by Tech Data or any of its subsidiaries; or

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the new debentures were first issued.

     We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. If any action would require adjustment of the conversion rate under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to the holders of the new debentures. Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our common stock, or securities convertible into or exchangeable for our common stock.

  Adjustment to Conversion Rate upon Certain Fundamental Changes

     General

     If and only to the extent you elect to convert your new debentures in connection with a transaction described in clause (2) of the definition of Fundamental Change as described below under “Fundamental Change” that occurs on or prior to December 15, 2005 pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the new debentures surrendered for conversion by a number of additional shares (the “additional shares”) as described below.

     The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

     The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the new debentures is adjusted, as described above under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

     The following table sets forth the hypothetical stock price and number of additional shares to be issuable per $1,000 principal amount of new debentures:

	Stock Price
	$44.00	$47.00	$50.00	$53.00	$56.00	$59.53	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
Effective Date
Dec. 15, 2004	4.20	4.20	3.79	2.90	2.35	1.77	1.68	1.17	0.72	0.57	0.35	0.21	0.16	0.12	0.10
March 15, 2005	4.20	4.20	3.57	2.75	2.11	1.53	1.42	0.89	0.58	0.39	0.27	0.15	0.11	0.09	0.08
June 15, 2005	4.20	4.20	3.39	2.51	1.83	1.26	1.16	0.66	0.39	0.23	0.14	0.09	0.07	0.06	0.05
Sept. 15, 2005	4.20	4.20	3.20	2.23	1.48	0.88	0.80	0.36	0.16	0.08	0.05	0.04	0.04	0.03	0.03
Dec. 15, 2005	4.20	4.20	3.20	2.07	1.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

     The stock prices and additional share amounts set forth above are based upon a common stock price of $47.63 at the time of the initial offer of the existing debentures on December 4, 2001 and an initial conversion price of $59.5250.

     The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $120.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the stock price is less than $44.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

     Notwithstanding the foregoing, in no event will the conversion rate exceed 20.9951 shares per $1,000 principal amount of new debentures, subject to adjustments in the same manner as set forth under “Conversion Rate Adjustments.”

     Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

  Conversion After a Public Acquirer Change of Control

     Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described in “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the new debentures will be entitled to convert their new debentures (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights” above) into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

     A “public acquirer change of control” means any event constituting a fundamental change that would otherwise obligate us to increase the conversion rate as described above under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such Fundamental Change (the “public acquirer common stock”).

     Upon a public acquirer change of control, if we so elect, holders may convert their new debentures (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.” We are required to notify holders of our election in our notice to holders of such transaction. As described under “—Conversion Rights—Conversion Upon Specified Corporate Transactions,” holders may convert their new debentures upon a public acquirer change of control during the period specified therein. In addition, the holder can also, subject to certain conditions, require us to repurchase all or a portion of its new debentures as described under “—Fundamental Change.”

Conversion Settlement

     If you surrender your new debentures for conversion, you will receive, in respect of each $1,000 of principal amount of new debentures, cash in an amount equal to the lesser of (1) the principal amount of each new debenture or (2) the conversion value (as defined below); and a number of shares of our common stock equal (“net share amount”) to the sum of the daily share amounts (calculated as defined below) for each of the ten consecutive trading days in the applicable conversion reference period (as defined below); provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the new debentures.

     The “applicable conversion reference period” means:

•	for new debentures that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day (as defined below) following the redemption date (in the case of a partial redemption, this clause applies only to those new debentures which would be actually redeemed); or

•	in all other cases, the ten consecutive trading days beginning on the third trading day following the conversation date.

     The “conversion value” is equal to (1) the applicable conversion rate, multiplied by (2) the average of the last reported sale prices of our common stock on each of the ten consecutive trading days in the applicable conversion reference period.

     The “daily share amount” for each day in the applicable conversion reference period is equal to the greater of:

•	zero; or

•	a number of shares determined by the following formula:

(last reported sale price on that trading day x applicable conversion rate) — $1,000

10 x last reported sale price on that trading day

     “Trading day” means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the Nasdaq National Market or, if our common stock is not listed on the

Nasdaq National Market, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded. If the new debentures become convertible into the exchange property (as defined above under “—Certain Corporate Transactions”) the “last reported sale price” shall be (1) 100% of the value of any exchange property consisting of cash, (2) the closing sale price of any exchange property consisting of securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or (3) the fair market value of any other exchange property, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose.

Purchase of New Debentures by Us at the Option of the Holder

     Holders have the right to require us to purchase the new debentures for cash on December 15, 2005, December 15, 2009, December 15, 2013 and December 15, 2017 (each, a “purchase date”). We will be required to purchase any outstanding new debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the last business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related new debentures. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors — Risks Related to the New Debentures”.

     The purchase price payable will be equal to 100% of the principal amount of the new debentures to be purchased plus any accrued and unpaid interest to such purchase date.

     A holder’s notice electing to require us to purchase your new debentures must state:

•	if certificated new debentures have been issued, the new debentures, certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of new debentures to be purchased, in multiples of $1,000; and

•	that the new debentures are to be purchased by us pursuant to the applicable provisions of the new debentures.

     You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date that is two business days prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn new debentures;

•	if certificated new debentures have been issued, the certificate numbers of the withdrawn new debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

     A holder must either effect book-entry transfer or deliver the new debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment on the purchase date or the time of book-entry transfer or the delivery of the new debentures. If the paying agent holds money or securities sufficient to pay the purchase price of the new debentures on the business day following the purchase date, then:

•	the new debentures will cease to be outstanding;

•	interest, including any contingent interest, will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the new debentures is made or whether or not the new debenture is delivered to the paying agent.

Fundamental Change

     If a Fundamental Change as defined below occurs, a holder of new debentures will have the right, at its option, to require us to purchase all of its new debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the new debentures to be purchased plus accrued and unpaid interest to the purchase date.

     Within 30 days after the occurrence of a Fundamental Change, we are obligated to give to the holders of the new debentures notice of the Fundamental Change and of the purchase right arising as a result of the Fundamental Change. We must also deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the new debentures must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its purchase right, together with the new debentures with respect to which the right is being exercised. We are required to purchase the new debentures on the date that is 45 days after the date of our notice.

     A Fundamental Change will be deemed to have occurred at the time after the new debentures are originally issued that any of the following occurs:

(1)	any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors (“voting stock”), other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock (such as an acquisition by a subsidiary); or

•	where the holders of our voting stock immediately prior to the transaction have 50% or more of the total voting stock of Tech Data or its successor immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of the common stock of the surviving entity; or

(3)	any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us).

     However, a Fundamental Change will not be deemed to have occurred if 90% or more of the consideration in a merger or consolidation otherwise constituting a Fundamental Change under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the new debentures become convertible into such common stock.

     For purposes of these provisions:

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	“person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

     The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the new debentures to require us to purchase its new debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily provide the holders of the new debentures with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

     If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors — Risks Related to the New Debentures”. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates. If we fail to purchase the new debentures when required following a Fundamental Change, we will be in default under the indenture.

Merger and Sale of Assets by Tech Data

     We may not, in a single transaction or a series of related transactions (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person or (2) permit any person to consolidate with or merge into us unless:

•	the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of and interest on the new debentures and the performance of our other covenants under the indenture;

•	in all cases, immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

Events of Default

     The following are events of default with respect to the new debentures:

(1)	default for 30 days in payment of any interest due and payable on the new debentures, including contingent interest, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2)	default in payment of the principal amount of the new debentures and accrued and unpaid interest at maturity, upon redemption, purchase at the option of the holder or following a Fundamental Change when the same becomes due and payable, whether or not such payment is prohibited by the subordination provisions of the indenture;

(3)	default in our obligation to deliver cash and shares, if any, of our common stock upon an appropriate election by holders of new debentures to convert those new debentures and continuance of such default for 10 days;

(4)	failure to comply in any material respect with any other covenant or agreement in respect of the new debentures contained in the indenture or the new debentures for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the new debentures then outstanding;

(5)	failure to provide timely notice of a Fundamental Change;

(6)	default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries), which default

•	is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $10,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the new debentures then outstanding;

(7)	failure by us or any of our significant subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; and

(8)	certain events involving our or any of our significant subsidiaries’ bankruptcy, insolvency or reorganization.

     The indenture will require that we file annually with the trustee a certificate describing any material default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within 30 days of any event which, with the giving of notice or the lapse of time, or both, could mature into an event of default described in (4), (5), (6), (7) or (8) above.

     The indenture provides that if an event of default occurs and is continuing with respect to the new debentures, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding new debentures may declare the principal amount plus accrued and unpaid interest, if any, on the new debentures to be due and payable immediately. If an event of default relating to events or bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, if any, on the new debentures will become immediately due and payable without any action on the part of the trustee or any holder.

     A holder of new debentures may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of continuing event of default for the new debentures;

•	the holders of at least 25% in principal amount of the outstanding new debentures make a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 day after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the new debentures do not give the trustee a direction inconsistent with the request.

     This provision does not, however, affect the right of a holder of new debentures to sue for enforcement of payment of the principal of or interest on the holder’s new debenture on or after the respective due dates expressed in its new debenture or the holder’s right to convert its new debenture in accordance with the indenture.

     The trustee is entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the registered holders of the new debentures or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture also provides that the registered holders of a majority in principal amount of the outstanding new debentures (or of all debt securities affected, voting as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other registered holders of that series of debt securities, or would involve the trustee’s personal liability.

     The indenture provides that while the trustee generally must mail notice of a default or event of default to the registered holders of the new debentures within 60 days of occurrence, the trustee may withhold notice of any default or event of default (except in payment on the debt securities) if the trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of the new debentures.

Modification and Waiver

     We may amend or supplement the indenture if the holders of a majority in principal amount of the new debentures consent to it. Without the consent of the holder of each new debenture affected, however, no modification may:

•	reduce the amount of new debentures whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of accrual of interest or change the time for payment of interest on the new debentures;

•	reduce the value of our new debenture to which reference is made in determining whether contingent interest will be paid on the new debentures or change the method by which this value is calculated;

•	reduce the principal amount of the new debentures or change its stated maturity;

•	reduce the redemption or purchase price of the new debentures or change the time at which the new debentures may or must be redeemed or purchased;

•	make payments on the new debentures payable in currency other than as originally stated in the new debentures;

•	impair the holder’s right to institute suit for the enforcement of any payment on the new debentures;

•	make any change in the percentage of principal amount of new debentures necessary to waive compliance with some provisions of the indenture or to make any change in this provision for modification;

•	waive a continuing default or event of default regarding any payment on the new debentures; or

•	adversely affect the conversion or repurchase provisions of the new debentures.

     We may amend or supplement the indenture or waive any provision of it without the consent of any holders of new debentures in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency, provided such amendment does not materially and adversely affect the new debentures;

•	to provide for the assumption of our obligation under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated new debentures in addition to or in place of certificated new debentures or to provide for bearer new debentures;

•	to provide any security for or guarantees of the new debentures;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of new debentures or to surrender any rights we have under the indenture;

•	to add events of default with respect to the new debentures; or

•	to make any change that we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the new debentures.

     The holders of a majority in principal amount of the outstanding new debentures may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any new debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Calculations in Respect of New Debentures

     We will be responsible for making all calculations called for under the new debentures, except for such calculations made by the reset rate agent. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the new debentures and the conversion price of the new debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of new debentures. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of new debentures upon the request of that holder.

Governing Law

     The indenture and the new debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee

     J.P. Morgan Trust Company, National Association is the trustee, security registrar, paying agent and conversion agent.

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any new debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. J.P. Morgan Trust Company, National Association is currently serving as the trustee under the indenture governing our existing debentures.

Form, Exchange, Registration and Transfer

     We will issue the new debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the new debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     The new debentures will be exchangeable for other new debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present new debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We have appointed the trustee as security registrar for the new debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the new debentures.

     In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any new debentures either:

•	during a period of 15 days before any selection of new debentures for redemption; or

•	if the new debentures have been called for redemption in whole or in part, except the unredeemed portion of any new debentures being redeemed in part.

Payment and Paying Agent

     Payments on the new debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the new debentures are registered at the close of business on the record date for the interest payment.

     The trustee will be designated as our paying agent for payments on new debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the new debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

     Except as otherwise described herein, notice to registered holders of the new debentures will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of New Debentures

     We will replace any new debentures that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated new debentures or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed new debentures, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the new debentures before a replacement new debenture will be issued.

Payment of Stamp and Other Taxes

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the new debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry System

     The new debentures will be represented by a permanent global note in definitive, fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

     Investors who purchase new debentures in offshore transactions in reliance on Regulation S under the Securities Act may hold their interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global securities in customers’ securities accounts in the depositaries’ names on the books of DTC.

     Except in the limited circumstances described below, holders of new debentures represented by interests in the global note will not be entitled to receive new debentures in definitive form.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have new debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of new debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on new debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither Tech Data, the trustee, any paying agent or the security registrar for the new debentures will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

     Unless and until they are exchanged in whole or in part for new debentures in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global securities settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue new debentures in definitive form in exchange for the global securities relating to the new debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of new debentures represented by the global security equal in principal amount to the beneficial interest and to have the new debentures registered in its name. New debentures so issued in definitive form will be issued as registered new debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Such new debentures will be subject to certain restrictions on registration of transfers.

DESCRIPTION OF COMMON STOCK

Common Stock

     The only authorized capital stock that Tech Data may issue is 200,000,000 shares of common stock, par value $.0015 per share. Holders of the common stock have no pre-emptive rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Holders of common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. The holders of common stock are entitled to share proportionately in any liquidating distribution to shareholders after provisions for payment of creditors. All outstanding shares of common stock are, and the shares to be issued upon conversion of the new debentures, will be when issued, fully paid and nonassessable.

     The transfer agent and registrar for our common stock is Mellon Investor Services, Ridgefield Park, New Jersey.

Classified Board of Directors

     Our amended and restated articles of incorporation divides our board of directors into three classes serving staggered three-year terms. These provisions may discourage attempts to acquire control of Tech Data.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

     The following is a general discussion of material U.S. federal income tax considerations relevant to the exchange offer and to the ownership and disposition of the new debentures, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these authorities are subject to change (possibly with retroactive effect), and if this occurs, the tax consequences may differ significantly from those described below.

     The following discussion, insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of GrayRobinson, P.A. as to the material U.S. federal income tax consequences to holders of the existing debentures of their exchange of their existing debentures for the new debentures pursuant to the exchange offer. The discussion below applies only to those holders who own existing debentures and acquire new debentures pursuant to the exchange offer. In addition, this discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders in special circumstances or to holders subject to special rules, such as holders who are:

•	banks, thrifts, regulated investment companies, insurance companies, or other financial institutions;

•	subject to the alternative minimum tax;

•	are not holding their existing debentures or new debentures as capital assets;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the existing debentures or new debentures as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction strategy;

•	Non-U.S. Holders (as defined below); or

•	persons deemed to sell the new debentures (or common stock into which the new debentures are convertible) under the constructive sale provisions of the Code.

     For purposes of this discussion, a “U.S. Holder” means a beneficial owner of the existing debentures or new debentures that for United States federal income tax purposes is:

•	an individual citizen or resident of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty);

•	a corporation or any other entity treated as a corporation for United States federal income tax purposes or a partnership or other entity treated as a partnership for United States federal income tax purposes, created or organized under the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	in general, a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

     A “Non-U.S. Holder” is any beneficial owner of the existing debentures or new debentures (other than a partnership) that is not a U.S. Holder.

     If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for United States tax purposes) is a beneficial owner of the existing debentures, new debentures or common stock into which such new debentures may be converted, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the existing debentures, new debentures or common stock into which such new debentures may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of such new debentures and the common stock into which such new debentures may be converted.

     The following discussion does not address any aspect of state, local or foreign law, or the U.S. federal estate, gift or alternative minimum tax consequences of: (i) the exchange offer, (ii) the ownership or disposition of new debentures, or (iii) the ownership or disposition of the common stock received upon a conversion of the new debentures.

     No statutory, administrative or judicial authority directly addresses the treatment of the exchange offer or of the ownership or disposition of the new debentures for U.S. federal income tax purposes. No rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW DEBENTURES AND THE COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY, AND ARISING AS A RESULT OF CHANGES IN U.S. FEDERAL INCOME TAX LAWS OR THE TAX LAWS OF SUCH OTHER JURISDICTIONS.

Exchange of existing debentures for new debentures

     Characterization of the Exchange. Under current Treasury Regulations, the exchange of existing debentures for new debentures will be treated as a taxable exchange for U.S. federal income tax purposes (referred to in this discussion as a “Tax Exchange”) only if, taking into account the differences between the terms of the existing debentures and the new debentures, there is deemed to be a “significant modification” of the existing debentures.

     In general, these Treasury Regulations provide that a modification of a debt instrument is a significant modification if the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” We take the position that the modifications to the existing debentures resulting from the exchange offer should not constitute a significant modification of the existing debentures. This position, however, is subject to uncertainty and could be successfully challenged by the IRS because there is no authority directly on point that interprets such Treasury Regulations or their application to the exchange offer.

     U.S. Federal Income Tax Treatment If No Tax Exchange. If, consistent with our position, the exchange of existing debentures for new debentures does not constitute a significant modification of the existing debentures, the new debentures will be treated as a continuation of the existing debentures. In that case, there will be no U.S. federal income tax consequences to a holder who exchanges existing debentures for new debentures pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the new debentures as it had in the existing debentures immediately before the exchange. In addition, any such holder will continue to be subject to the same rules governing the treatment of contingent payment debt instruments as were applicable to the existing debentures. These rules and certain other U.S. federal income tax considerations relating to the holding and disposition of the new debentures are summarized in the prospectus dated June 6, 2002 for the existing debentures, including discussions of (i) the classification of the existing debentures as debt instruments, (ii) the treatment of accrued interest and original issue discount with respect to the existing debentures, (iii) adjustments to interest accruals on the existing debentures, (iv) sales, exchanges conversions or redemptions of the existing debentures, (v) distributions of common stock issued upon conversion of the existing debentures, and (vi) constructive dividends on such common stock that may result from an adjustment in the conversion rate or a failure to adjust the conversion rate.

     U.S. Federal Income Tax Treatment If Tax Exchange. The IRS may not agree with our position that the exchange does not constitute a Tax Exchange. Holders and their tax advisors should consider whether such a Tax Exchange would constitute a recapitalization for U.S. federal income tax purposes. In this case, a holder generally would not recognize any gain or loss as a result of the exchange, and generally would have the same tax basis and holding period in the new debentures as such holder had in the existing debentures prior to the exchange.

     Whether such a Tax Exchange qualifies as a recapitalization depends on, among other things, whether the existing debentures and the new debentures constitute “securities” for U.S. federal income tax purposes. We intend to take the position that the existing debentures and the new debentures will constitute securities for U.S. federal income tax purposes. However, the rules for determining whether debt instruments such as the existing debentures are securities are complex and unclear. The term “security” is not defined in the Code or Treasury Regulations and has not been clearly defined by judicial decisions for U.S. federal income tax purposes. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. If both the existing debentures and the new debentures constitute securities for U.S. federal income tax purposes, the exchange should qualify as a recapitalization for U.S. federal income tax purposes, although this conclusion is not free from doubt because of the absence of authority that is directly on point.

     If, contrary to our position, the exchange of the new debentures for the existing debentures is considered a Tax Exchange, and further, such Tax Exchange is not treated as a recapitalization, such Tax Exchange would be a fully taxable transaction, and an exchanging holder may be required to recognize gain in an amount equal to the difference between the holder’s adjusted basis in the existing debentures surrendered and the amount realized. The amount realized would generally be either the fair market value (if the new debentures are considered to be traded on an established market) or the stated principal amount (if not) of the new debentures. Any resulting gain generally would be treated as ordinary interest income. In addition, in such a case, a holder’s holding period in the new debentures would begin the day after the exchange, and such holder’s tax basis in the new debentures generally would equal the fair market value or issue price (as determined above) of the new debentures. Even if the exchange is not a recapitalization, a U.S. Holder may not be able to recognize a loss under the U.S. federal income tax rules relating to “wash sales.” Additionally, among other things, the holders may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the existing debentures, may have significantly different treatment upon conversion of the new debentures, and may have a significantly different basis in their common stock acquired upon conversion of the new debentures.

     HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     Tax Consequences for Holders Not Participating in the Exchange Offer. A holder that does not participate in the exchange offer will have no U.S. federal income tax consequences as a result of the Exchange Offer.

Tax Consequences for Non-U.S. Holders

     If, consistent with our position, the new debentures are treated as continuation of the existing debentures, there will be no U.S. federal income tax consequences to a Non-U.S. holder who participates in the exchange. If, contrary to our position, the exchange of the existing debentures for new debentures constitutes a significant modification for U.S. federal income tax purposes, any gain realized by a Non-U.S. holder will be eligible for exemption from U.S. federal income or withholding tax to the same extent as would be the case for gain realized upon any sale or exchange of the existing debentures. In either case, a Non-U.S. holder generally should have the same U.S. federal income tax consequences of holding new debentures as would be the case if it continued to hold existing debentures, including withholding and other consequences described in the applicable registration statement relating to the existing debentures.

Information Reporting and Backup Withholding

     Payments of interest (including original issue discount and a payment in cash or common stock pursuant to a conversion of the new debentures) or dividends, if any, made by us to certain noncorporate holders, or payments of the proceeds of the sale or other disposition or retirement of the new debentures or shares of common stock to certain noncorporate holders, may be subject to information reporting. Additionally, the U.S. federal backup withholding tax rules may apply if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements (which will result in U.S. federal taxes being withheld on such amounts at the backup withholding rate then in effect). Any amounts so withheld will be allowed as a credit against the recipient’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

LEGAL MATTERS

     The validity of the new debentures and shares of common stock issuable upon conversion of the new debentures offered hereby have been passed upon for us by GrayRobinson, P.A., Tampa, Florida. Certain legal matters will be passed upon for the dealer manager by Davis Polk & Wardwell, New York, New York.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may review the reports and other information we have filed without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC’s web site at http://www.sec.gov. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these materials at the regional offices of the SEC at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

     We have chosen to “incorporate by reference” in this prospectus certain information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

Our Annual Report on Form 10-K for the year ended January 31, 2004.

Our Form 10-Q for the Quarter Ended April 30, 2004.

Our Definitive Proxy Statement for the June 10, 2004 Annual Meeting of Shareholders.

Our Form 10-Q for the Quarter Ended July 31, 2004.

Our Form 8-K dated August 27, 2004.

Our Form 10-Q for the Quarter Ended October 31, 2004.

     Information contained on our website will not be deemed to be a part of this prospectus.

     You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us as follows:

Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760
Attention: Investor Relations
(727) 538-5855

Tech Data Corporation

Offer to Exchange

2.0% Convertible Subordinated Debentures due 2021

The exchange agent for the exchange offer is:

J.P. Morgan Trust Company, National Association

By mail, overnight, courier or hand:	For information:	By facsimile:
J.P. Morgan Trust Company, National Association Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attn: Frank Ivins	(800) 275-2084	(214) 468-6494 Attention: Frank Ivins

      Questions, requests for assistance and requests for additional copies of this prospectus and the related letter of transmittal may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The Information Agent is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms please call: (212) 440-9800
All Others Call Toll-Free: (866) 873-6991
E-mail: techdata@gscorp.com

The dealer manager for the exchange offer is:

Banc of America Securities LLC

Equity-Linked Liability Management

9 West 57th Street
New York, NY 10019
(212) 933-2200 (call collect)
or
(888) 583-8900 x2200 (toll free)

      We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date of this prospectus.